EXHIBIT 2
LIBERTY PARTNERS
1370 Avenue of the Americas, 34th Floor
New York, New York 10019
212-541-7676                                             [LIBERTY PARTNERS LOGO]
--------------------------------------------------------------------------------
                                                                  Execution Copy

                                    July 13, 2003

Shakespeare Acquisition LLC
c/o Cadwalader Wickersham & Taft
100 Maiden Lane
New York, NY 10038
Attention:   H. Christopher Whittle

            RE:   Equity Commitment Letter

Dear Chris:

      1. You have advised us that Shakespeare Acquisition LLC (the "Company") intends to pursue a proposal to enter into a merger (the "Merger") with Edison Schools Inc. ("Target"), on the terms of the merger agreement (the "Merger Agreement") among the Company, a subsidiary of the Company to be formed for the purpose of effecting the Merger ("Merger Sub") and Target. Pursuant to the Merger Agreement, after giving effect to the Merger, (i) the Company will own all of the capital stock of the entity surviving the Merger and (ii) the consideration per share to be paid pursuant to the Merger Agreement to the holders of Target's common stock will equal $1.76 per share and $104 million in the aggregate, except as a result of the valid exercise of appraisal rights in accordance with Delaware law.

      2. To complete the Merger, and to pay the costs and expenses related to the Merger, you have advised us that the total financing for the Merger and related costs and expenses will be approximately $112 million to be invested as equity financing (the "Equity Financing"), in the form of Series A Senior Redeemable Convertible Shares (the "Preferred Shares") and Series A Common Shares (the "Series A Common", collectively with the Preferred Shares, the "Shares"), which will be provided by Liberty Partners, L.P. or any of its affiliates. The Series A Common and the series of contingent common shares to be issued to management are referred to as the "Common Shares". The Merger and the Equity Financing are collectively referred to as the "Transactions". We further understand that the precise structure for the Transactions will be under continuing consideration, may vary from the foregoing, and will be subject to our mutual agreement.

      3. You have asked Liberty to purchase the Shares. Initially, the Shares (on an as converted basis) will constitute 96.273% of the Company's Common Shares (excluding the contingent equity being issued to management). Assuming full vesting of the contingent common shares being issued to management, it is contemplated that management will own the remaining equity.

LIBERTY PARTNERS
Page 2                                                   [LIBERTY PARTNERS LOGO]

      4. In reliance upon the information you have provided to us, and subject to the terms and conditions hereof and conditioned upon the consummation of the transactions contemplated by the Merger Agreement, Liberty is pleased to commit to purchase (the "Purchase") the Shares, the principal terms and conditions of which are set forth in the accompanying Summary of Terms and Conditions which is made a part hereof. The commitment of Liberty hereunder is subject to each of the terms and conditions set forth herein to the satisfaction or waiver by Liberty of each of the following conditions precedent:

      (a) there not having occurred and being continuing since the date hereof a material disruption of, or a material adverse change in, financial or banking conditions, in each case as determined by Liberty in its reasonable discretion;

      (b) the Merger Agreement not having been amended without the prior written consent of Liberty and being in full force and effect and all conditions precedent thereunder to each of Company's and Merger Sub's obligations to effect the Merger shall have been satisfied (except to the extent such conditions have been waived with the prior written consent of Liberty);

      (c) Liberty having received the legal opinions from counsel to the Company in the form attached as Exhibit "A" hereto; and

      (d) Liberty having received a certificate dated the Closing Date and signed by the Chairman, President or a Vice-President of Target, certifying that the conditions specified in Section 7.03(a) of the Merger Agreement have been satisfied.

      5. Liberty agrees to use its reasonable best efforts to complete the documentation to effect the Transactions.

      6. This commitment will expire at noon (Eastern time) on December 31, 2003.

      7. Unless this letter is terminated in accordance with its terms or by mutual agreement of Liberty and the Company, or Liberty claims, at any time when the Company has complied with the terms and conditions to Liberty's commitment set forth herein and in the accompanying Summary of Terms and conditions, that any one or more of such terms and conditions have not been complied with, the Company agrees that from the date hereof until December 31, 2003 (the "Exclusivity Period"), neither the Company nor any of its members, officers, managers, or agents, including without limitation, H. Christopher Whittle, Christopher Cerf and John Chubb, will directly or indirectly (i) submit, solicit, initiate, encourage, or discuss any proposal or offer from any

LIBERTY PARTNERS
Page 3                                                   [LIBERTY PARTNERS LOGO]

person or entity relating to any, (a) reorganization, dissolution, or recapitalization of the Company or the Target, (b) merger or consolidation involving the Company, the Target or any of their respective its subsidiaries,
(c) purchase of any assets or capital stock of the Target or any of its subsidiaries, (d) sale of any securities of the Company or any of its subsidiaries (other than pursuant to outstanding options under the Company's incentive stock plan), (e) incurrence of any indebtedness outside the ordinary course of business, or (f) any similar transaction or business combination involving the Company, its business, or its assets; (ii) enter into any agreement or commitment related to any such transaction; or (iii) furnish any information with respect to or assist or participate in or facilitate in any other manner any effort or attempt by any person or entity to do or seek any of the foregoing; provided however, such individuals may, to the extent directed by the Board on behalf of the Target in their capacity as directors, officers or Representatives (as defined in the Merger Agreement) of the Target (and not in their individual or any other capacity), as applicable, so long as the Target has not breached in any material respect any of its obligations under Section
5.02 or Section 6.02 of the Merger Agreement, (A) provide information in response to a request therefor by a Person (as defined in the Merger Agreement) who has made an unsolicited bona fide written Acquisition Proposal (as defined in the Merger Agreement) involving a majority of the voting power of the Target Common Stock or a substantial portion of the Target's assets if the Board receives from the Person so requesting such information an executed confidentiality agreement and contemporaneously provides such information to the Company; (B) engage in any negotiations or discussions with any Person who has made an Acquisition Proposal described in clause (A) above; or (C) with regard to such individuals that serve as directors of the Target, withdraw or modify in a manner adverse to the Company or Merger Sub its recommendation in favor of the Merger and the Merger Agreement or recommend to the stockholders of the Target an unsolicited bona fide written Acquisition Proposal involving a majority of the voting power of the Target Common Stock or all or substantially all of the Target's assets, if and only to the extent that, in each such case referred to in clause (A) or clause (B) above, the Board with the authorization of the Special Committee of the Board determines in good faith based on such matters as it deems relevant (after consultation with outside legal counsel), that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the directors under applicable Law (as defined in the Merger Agreement), and in each such case referred to in clause (C) above, (i) the Board with the authorization of the Special Committee of the Board determines in good faith based on such matters as it deems relevant (after consultation with outside legal counsel), that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the directors under applicable Law and (ii) the Board or the Special Committee of the Board determines in good faith based on such matters as it deems relevant (after consultation with its financial advisor) that such Acquisition Proposal referred to in clause (C) above, if consummated, would be reasonably likely to result in a transaction more favorable to the Target's stockholders from a financial point of view than the transaction

LIBERTY PARTNERS
Page 4                                                   [LIBERTY PARTNERS LOGO]

contemplated by the Merger Agreement (including taking into account the financing thereof).

            Subject to the foregoing, the Company shall (and shall cause its members, officers, managers, and agents to) terminate all discussions with all third parties regarding any of the foregoing and shall as promptly as reasonably practicable (but in no event later than the day after receipt) notify Liberty immediately if any person or entity makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

      8. You hereby represent, warrant and covenant that, to the best of your knowledge (a) all information other than Projections (as defined below) that has been or is hereafter made available to Liberty by you or any of your representatives in connection with the Transactions contemplated hereby ("Information") is and will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning the Target that have been or are hereafter made available to Liberty by you or any of your representatives (the "Projections") have been or will be prepared in good faith upon reasonable assumptions and constitutes management's good faith estimate of the most likely operational results of the Company for such periods. You agree to furnish us with such Information and Projections from time to time until the closing date for the Purchase so that the representation and warranty in the preceding sentence is correct on such date.

      9. IF LIBERTY BECOMES INVOLVED IN ANY CAPACITY IN ANY ACTION, PROCEEDING OR INVESTIGATION IN CONNECTION WITH ANY MATTER CONTEMPLATED BY THIS LETTER, THE COMPANY WILL REIMBURSE LIBERTY FOR ITS REASONABLE LEGAL AND OTHER EXPENSES (INCLUDING THE COST OF ANY INVESTIGATION AND PREPARATION) AS THEY ARE INCURRED BY LIBERTY. THE COMPANY ALSO AGREES TO INDEMNIFY AND HOLD HARMLESS LIBERTY AND ITS AFFILIATES AND THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS (THE "INDEMNIFIED PARTIES") FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, DAMAGES AND LIABILITIES, JOINT OR SEVERAL, RELATED TO OR ARISING OUT OF ANY MATTERS CONTEMPLATED BY THIS LETTER (INCLUDING ANY ARISING OUT OF THE NEGLIGENCE OF ANY INDEMNIFIED PARTY), UNLESS AND ONLY TO THE EXTENT THAT IT SHALL BE FINALLY JUDICIALLY DETERMINED THAT SUCH LOSSES, CLAIMS, DAMAGES OR WILLFUL MISCONDUCT OF LIBERTY OR SUCH OTHER INDEMNIFIED PARTY. IN THE EVENT OF ANY DISPUTE ARISING OUT OF OR BASED UPON THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE COMPANY WILL WAIVE ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.

LIBERTY PARTNERS
Page 5                                                   [LIBERTY PARTNERS LOGO]

      10. The provisions of the immediately preceding paragraph shall remain in full force and effect regardless of whether definitive documentation relating to the Purchase shall be executed and delivered and notwithstanding the termination of this letter agreement or the commitment of Liberty hereunder, provided, however, that the provisions of the immediately preceding two paragraphs shall be superseded by the provisions of the definitive documentation relating to the Purchase, if any. Further, in the event the Merger Agreement is terminated prior to consummating the transactions contemplated thereby, this commitment letter shall immediately terminate; provided that the terms of paragraphs 9, 13, 14, 15, 16 and 17 shall survive any such termination hereof.

      11. This commitment may be assigned (in whole or in part) by Liberty to any of its affiliates, without your consent, provided that Liberty continues to be bound hereby.

      12. This commitment letter may not be amended or terminated by the mutual agreement of the parties hereto without the consent of the Target, which consent will not be unreasonably withheld.

      13. Except as required by applicable law, this letter, the Summary of Terms and Conditions, and the letter from Liberty to the Company related to certain fees of even date herewith (the "Fee Letter") and the contents hereof and thereof shall not be disclosed by you to any third party without the prior consent of Liberty, other than to your attorneys, financial advisors, accountants and lenders and to Target and its attorneys and financial advisors, accountants and lenders, in each case to the extent necessary in your reasonable judgment; provided, however, it is understood and agreed that after your acceptance of this letter, the Summary of Terms and Conditions and the Fee Letter, you may disclose the terms of this letter and the Summary of Terms and Conditions (but not the Fee Letter) in filings with the SEC and other applicable regulatory authorities and stock exchanges, and in proxy and other materials disseminated to stockholders and other purchasers of securities of the Company.

      14. As consideration for Liberty's commitments hereunder, you agree to pay or (in the event the Merger is consummated or the Target is responsible to pay such fees pursuant to Sections 8.02(b) of the Merger Agreement) cause the Target to pay to Liberty the fees as set forth in the Term Sheet and in the Fee Letter. You agree that, once paid, such fees and any part thereof shall be nonrefundable under any and all circumstances and regardless of whether the transactions contemplated hereby are consummated. All such fees shall be paid by wire transfer of immediately available funds in United States dollars at the times specified in the Fee Letter.

      15. THIS LETTER (INCLUDING THE SUMMARY OF TERMS AND CONDITIONS) AND THE FEE LETTER REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE MATTERS COVERED

LIBERTY PARTNERS
Page 6                                                   [LIBERTY PARTNERS LOGO]

HEREIN AND THEREIN AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENT OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF.

      16. THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAW.

      17. This letter may be executed in counterparts, which when taken together shall constitute an original.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

LIBERTY PARTNERS
Page 7                                                   [LIBERTY PARTNERS LOGO]

      We look forward to working with you on this transaction.

Very truly yours,

LIBERTY CAPITAL PARTNERS, INC.



By: /s/ G. Michael Stakias
   -------------------------------------
   G. Michael Stakias, Managing Director

Accepted:

SHAKESPEARE ACQUISITION LLC

By: /s/ H. Christopher Whittle
   -------------------------------------
   H. Christopher Whittle
   Chief Executive Officer
   Date: July 13, 2003

With respect to paragraph 12, 16 and 17, Edison Schools Inc. joins as a party hereto:

Accepted:

EDISON SCHOOLS INC.

By: /s/ H. Christopher Whittle
   -------------------------------------
   H. Christopher Whittle
   Chief Executive Officer
   Date: July 13, 2003

With respect to paragraph 7, 16 and 17, the following persons join as a party hereto on and as of July 13, 2003:

Accepted:


/s/ H. Christopher Whittle          /s/ John Chubb
-------------------------------     -----------------------------------
H. CHRISTOPHER WHITTLE              JOHN CHUBB


/s/ Christopher Cerf
-------------------------------
CHRISTOPHER CERF

LIBERTY PARTNERS                                         [LIBERTY PARTNERS LOGO]

                                   EXHIBIT "A"

                                 FORM OF OPINION

1. Shakespeare Acquisition Corporation ("Merger Sub") has been duly incorporated and organized and is validly existing and in good standing under the laws of the State of Delaware, and is duly qualified and in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business require it to be qualified.

      2. Shakespeare Acquisition LLC ("Parent") is a limited liability company has been duly formed and is validly existing and in good standing under the laws of the State of Delaware, and is duly qualified and in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business require it to be qualified.

      3. Merger Sub has all requisite corporate power and authority necessary to its own properties and to carry on its business in the manner and in the places where such properties are presently owned and such business is presently conducted, and the Merger Sub has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents to which it is a party.

      4. Parent has all requisite limited liability company power and authority necessary to its own properties and to carry on its business in the manner and in the places where such properties are presently owned and such business is presently conducted, and the Parent has the requisite limited liability company power and authority to execute, deliver and perform its obligations under the Transaction Documents to which it is a party.

      5. The Transaction Documents to which Merger Sub is a party have been duly authorized, executed and delivered by, Merger Sub and each such agreement constitutes the valid and binding obligation of Merger Sub, enforceable in accordance with their respective terms.

      6. The Transaction Documents to which Parent is a party have been duly authorized, executed and delivered by, Parent and each such agreement constitutes the valid and binding obligation of Parent, enforceable in accordance with their respective terms.

      7. The execution and delivery of the Transaction Documents by each of Merger Sub and Parent is not prohibited by, and will not result in the breach of or a default under (A) any provision of the Certificate of Incorporation or Bylaws of Merger Sub, or any provision of the Certificate of Formation or Operating Agreement of Parent,

LIBERTY PARTNERS                                         [LIBERTY PARTNERS LOGO]

or (B) to our knowledge, any judgment, decree, order, injunction or Law applicable to Merger Sub or Parent.

      8. To our knowledge, there are no actions, suits, proceedings, investigations, or claims pending or threatened before any court or governmental body wherein an unfavorable judgement, decree, or order would prevent the execution and delivery of the Transaction Documents or the consummation of any of transactions contemplated thereby, would declare unlawful the transactions contemplated thereby or would cause such transactions to be rescinded.

      9. To our knowledge, no, approval, authorization or other action by or filing with any governmental authority or any other third party is required in connection with the execution and delivery by the Merger Sub or Parent of the Transaction Documents.

      10. The transactions contemplated by the Merger Agreement have been consummated and the Merger (as defined in the Merger Agreement) has been completed and is effective pursuant to the laws of the State of Delaware.



NOTE:
-----

"Transaction Documents" will include:

Securities Purchase Agreement;
Operating Agreement;
Member Agreement; and
Merger Agreement.